UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Commission File Number: 0-20055

Consolidated Envirowaste Industries Inc.

(Translation of registrant’s name into English)

27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☑                     FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☑                     NO ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1399.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE
INDUSTRIES INC.

(Registrant)

Date March 4, 2005	By	“Douglas R. Halward"
(Signature)

Douglas R. Halward, President
(Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:	News Release dated March 1, 2005

EXHIBIT B:	Unaudited financial statements for the three months ended December 31, 2004 and Management Discussion and Analysis

EXHIBIT A

27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644

NEWS RELEASE

Consolidated Envirowaste Reports 2005 1st Quarter Results
Abbotsford, British Columbia – March 1, 2005

Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD-V) announced today its results for the three months ended December 31, 2004. A complete copy of the Company’s report for the quarter is available at www.sedar.com. Excerpts from the unaudited financial statements are as follows:

December 31	2004	2003

Revenue	$7,173,264	$4,874,359
Income before income taxes	1,032,123	119,653
Income (loss) from continuing operations after income taxes	520,602	(31,966)
Income from discontinued operations	15,027	21,579
Net (loss) income for the period	535,629	(10,387)
Basic earnings per common share	0.05	0.00
Diluted earnings per common share	0.05	0.00
Weighted average common shares outstanding	10,247,199	10,016,044

On a revenue increase of 47%, a 667% increase in operating income, and a 763% increase in pre-tax net income from continuing operations, Consolidated Envirowaste Industries Inc. reported net income from continuing operations for the three months ended December 31, 2004 of $520,602 or $0.05 per share ($0.05 per share diluted) compared to a net loss from continuing operations of $31,966 or $0.00 per share ($0.00 per share diluted) for the three months ended December 31, 2003.

Overall net income rose $546,000 to $535,629 or $0.05 per share ($0.05 per share diluted) for the first quarter of 2005 compared to a loss of $10,387 or $0.00 per share ($0.00 per share) for the three months ended December 31, 2003.

While results of the Canadian operations reflected expected seasonal values, the momentum carried over from the hurricanes occurring late in our 2004 fiscal year, increased all aspects of our operating results, cash flows and cash position, producing our strongest first quarter results in several years. Our CRR(Georgia) subsidiary, presented as discontinued operations in our operating results, completed its processing and site remediation commitments by the end of the quarter. The unit will man a weigh scale as a courtesy to one of its customers for the next three months and then be wound up.

The Company continued to generate strong cash flows from its operations during the three months ended December 31, 2004-up $674,896 over the same quarter last year to $971,260.

After changes in working capital items, the Company generated cash flows of $796,380 in its first quarter of 2005 compared to $622,625 compared to the first quarter last year-an increase of nearly 28%. Our cash position increased just over $353,000 for the quarter compared to only $9,987 for the comparable period last year and our cash position doubled to $2,766,969 compared to $1,331,363 at December 31, 2003.

Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

Consolidated Envirowaste Industries Inc.

     “Per James E. Darby”

James E. Darby
Chairman and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit B

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Financial Statements

December 31, 2004 and 2003

Index
Consolidated Balance Sheets	1

Consolidated Statements of Income and Deficit	2

Consolidated Statements of Cash Flows	3

Notes to Consolidated Financial Statements	4

Schedules of Consolidated Cost of Sales	14

Schedules of Consolidated Direct Selling Expenses	15

Schedules of Consolidated General and Administrative Expense	16

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Balance Sheets

December 31, 2004 and 2003	(audited)

	December 31,	December 31,	September 30,
	2004	2003	2004
ASSETS
Current
Cash	$3,471,969	$1,911,363	$2,843,341
Accounts receivable	3,252,894	2,490,692	4,027,593
Inventories (note 2)	817,278	1,021,328	759,242
Refundable income taxes	—	—	70,863
Future income tax asset	208,604	199,527	219,222
Prepaid expenses and deposits	311,892	329,068	283,207

	8,062,637	5,951,978	8,203,468
Property, plant and equipment (note 3)	9,058,808	8,777,889	9,509,709
Assets under capital leases (note 4)	2,410,339	2,141,817	2,896,260
Future income tax asset	—	208,750	—
Other assets (note 5)	32,397	35,571	33,191

	$19,564,181	$17,116,005	$20,642,628

LIABILITIES
Current
Demand loans, secured (note 6)	$705,000	$580,000	$430,000
Accounts payable and accrued liabilities	2,190,097	1,773,581	2,336,451
Income taxes payable	412,021	92,191	—
Deferred revenue	419,877	191,853	780,421
Principal portion of long-term debt due within one year	919,099	1,127,995	1,553,047
Principal portion of capital lease obligations due within one year	574,496	479,985	699,392
Principal portion of loans due within one year	93,939	—	173,939

	5,314,529	4,245,605	5,973,250
Long-term debt (note 7)	1,879,003	2,234,281	2,285,451
Obligations under capital leases (note 8)	1,501,612	1,391,978	1,961,734
Loans payable (note 9)	2,324,734	2,375,870	2,324,734
Future income taxes payable	664,099	169,818	697,905

	11,683,977	10,417,552	13,243,074

SHAREHOLDERS’ EQUITY
Share capital (note 10)	15,456,513	15,378,813	15,456,513
Contributed surplus	5,844	—	4,675
Unrealized foreign exchange gain	170,478	446,979	226,626
Deficit	(7,752,631)	(9,127,339)	(8,288,260)

	7,880,204	6,698,453	7,399,554

	$19,564,181	$17,116,005	$20,642,628

Commitments (note 13)
Contingent liabilities (note 14

Approved by the Directors:

“signed”	“signed”

James Darby	Douglas R. Halward

Prepared by Management

1

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Income and Deficit
For the three months ended December 31, 2004 and 2003

Revenue
Bulk	$272,196	$394,846

Packaged products	95,196	147,306

Tipping and processing fees, net	6,805,872	4,332,207

	7,173,264	4,874,359

Cost of sales (schedule)	3,715,606	2,879,205

Gross margin	3,457,658	1,995,154

Direct selling expenses (schedule)	1,160,321	859,514

General and administrative expenses (schedule)	1,402,244	1,018,893

Operating income	895,093	116,747

Other income
Interest and sundry	6,267	2,906
Gain on disposal of property, plant and equipment	130,763	—

Income before income taxes	1,032,123	119,653
Income taxes (note 15)	511,521	151,619

Net income (loss) for the period from continuing operations	520,602	(31,966)

Discontinued operations
Earnings before income taxes	24,906	33,862
Income taxes	9,879	12,283

Net income from discontinued operations	15,027	21,579

Net income (loss) for the period	535,629	(10,387)

Deficit, beginning of period	(8,288,260)	(9,116,952)

Deficit, end of period	(7,752,631)	(9,127,339)

Earnings per share for the period - basic	$0.05	$0.00

Weighted average number of common shares outstanding-basic	10,247,199	10,016,044

Fully diluted earnings per share	$0.05	$0.00

Weighted average number of common shares outstanding-diluted	10,247,199	10,057,702

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Cash Flows
For the three months ended December 31, 2004 and 2003

Cash flows from (used in) operating activities

Net earnings (loss) for the period	$535,629	$(10,387)
Items not involving cash:
Amortization	639,855	504,914
Gain on disposal of property plant and equipment	(126,057)	(133,650)
Stock-based compensation	1,169	—
Unrealized foreign exchange loss	(56,148)	(81,859)
Future income taxes	(23,188)	17,346

	971,260	296,364
Change in non-cash working capital:
Accounts receivable	774,699	324,002
Inventories	(58,036)	(68,392)
Prepaid expenses and deposits	(28,685)	4,648
Accounts payable and accrued liabilities	(146,354)	(93,458)
Income taxes	482,884	156,531
Deferred revenue	(360,544)	(25,996)
Current portion of long-term debt	(633,948)	49,311
Current portion of capital lease obligations	(124,896)	(20,385)
Current portion of loans payable	(80,000)	—

	796,380	622,625

Cash flows from (used in) financing activities
Increase (decrease) in long-term debt, net	(406,448)	141,181
Decrease in obligations under capital leases, net	(460,122)	(174,762)
Issuance of share capital	—	55,731

	(866,570)	22,150

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	—	(776,113)
Proceeds from the sale of property, plant and equipment	654	141,325
Proceeds from the sale of assets under capital leases	423,164

	423,818	(634,788)

Increase in cash position	353,628	9,987
Cash position, beginning of period	2,413,341	1,321,376

Cash position, end of period	$2,766,969	$1,331,363

Represented as:
Cash	$3,471,969	$1,911,363
Demand loans, secured	(705,000)	(580,000)

	$2,766,969	$1,331,363

Supplemental Information
Interest paid	$104,269	$121,757
Income taxes paid	$30,006	$—

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

1.	Significant Accounting Policies

The Financial Statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)	Basis of Presentation

The Company follows Canadian generally accepted accounting principles in the preparation of these financial statements. All dollar amounts are reported in Canadian funds.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its US subsidiaries, Consolidated Resource Recovery Inc. — Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. — Georgia operations (“Greencycle”), a Georgia corporation.

(c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(d)	Inventories

Inventories of raw materials are valued at the lower of cost and net realizable value. Inventories of work-in-process and finished goods are valued at the lower of standard cost and market value.

(e)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Plant	4%, 5%, 14%, 20% & 33%
Land improvements	6.7% & 8%
Equipment	10%, 20%, 33% & 50%
Office equipment	20% & 33%
Leasehold improvements	20% & 33%
Computer equipment	30% & 33%
Bag plates and artwork	20%
Automotive equipment	20% & 30%

(f)	Assets Under Capital Leases

Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as property, plant & equipment.

(g)	Other Assets

Trademarks	Recorded at cost; amortized on a straight-line basis over periods of 10 years or 15 years.

Technology	license Recorded at cost; amortized on a straight-line basis over 20 years.

(h)	Foreign Currency Translation

The Company treats the operations of Envirowaste International Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains are presented as a component of equity.

(i)	Cash equivalents

Cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at December 31, 2004, and 2003 the Company had no cash equivalents.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

1.	Significant Accounting Policies (continued)

(j)	Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of “The Handbook of the Canadian Institute of Chartered Accountants”. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(k)	Earnings Per Share

Earnings per share are computed as recommended by Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants. Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(l)	Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value method for all direct awards of stocks in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook, section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. The fair value of the options granted are estimated at the date of grant using the Black-Scholes valuation model. Stock-based compensation is amortized into earnings over the vesting period of the related options. As the expense is incurred, an offset is created in contributed surplus in shareholders’ equity, which is converted into share capital when the related options are exercised. During the period, no options were granted (December 31,2003 -nil; September 30, 2004 - 6,000) and charged $1,169 (December 31, 2003 - nil; September 30, 2004 - $4,675) to income.

(m)	Revenue Recognition

Revenues from the sale of bulk and packaged products are recognized when title and risk of loss transfers to the customer, which is generally upon shipment.

Revenues from tipping fees are recognized as services are performed and are billed pursuant to the contract terms. The Company also occasionally performs contracting services for customers under a cost plus billing arrangement. Revenues related to these services are recognized gross in net revenues, with the related costs recorded in cost of sales.

Certain contracts provide for billings upon receipt of material. These revenues are deferred and then recognized as the material is processed and all contractual commitments, including disposal and site remediation have been completed.

(n)	Goodwill and Other Intangible Assets

The Company follows the recommendations of the CICA Handbook, Section 3062, Goodwill and Other Intangible Assets, under which a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized, but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

(o)	Environmental and Site Remediation Liability

The Company could be subject to liability for environmental matters resulting from the operations of its waste processing facilities. The Company accrues these costs in the period when responsibility is established and when such costs are probable and reasonably estimable based on current law and existing technology. Any substantial liability incurred by the Company arising from environmental damage could have a material adverse effect on the Company’s business, its financial condition and on its result of operations. The Company is not presently aware of any situations that would have a material adverse impact on the business, its results of operations or its financial condition. The Company allows for post closure and remediation costs for facilities at operating locations by deferring revenue in the current period in amounts sufficient to cover future anticipated costs based on management’s judgment and experience in remediating sites.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

1.	Significant Accounting Policies (continued)
(p)	Asset Retirement Obligations

Effective October 1, 2004, the Company retroactively adopted the CICA handbook Section 3110 on the recognition and measurement of asset retirement obligations, which for the Company emcompasses primarily site postclosure and remediation cost liabilities. Under this new section, asset retirement obligations are recognized at the fair market value in the period in which the legal obligation was incurred, with fair value of a liability determined with reference to the present value of estimated future cash flows. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur. The nature of the Company’s operations are such that remediation cost liabilities are short term in nature, therefore costs approximate their discounted present value are recorded in deferred revenue (see notes 1(m) Revenue Recognition and 1(o) Environmental and Site Remediation Liability), and site postclosure costs have not been incurred to date. Accordingly, the Company, has not had to restate prior periods as a result of adoption of this new policy.

2.	Inventories

	December 31,	December 31,	September 30,
	2004	2003	2004
Raw materials and supplies	$597,665	$723,752	$618,784
Work-in-process	48,416	28,956	35,714
Finished goods	171,197	268,620	104,744

	$817,278	$1,021,328	$759,242

3.	Property, Plant and Equipment

	December 31,			December 31,	September 30,
	2004			2003	2004
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Land	$2,378,050	$—	$2,378,050	$1,698,133	$2,378,050
Plant	2,857,632	926,636	1,930,996	2,438,067	1,965,790
Land improvements	1,554,872	636,315	918,557	630,194	940,971
Equipment	9,002,393	5,779,968	3,222,425	3,370,709	3,554,044
Office equipment	255,280	94,790	160,490	134,598	171,335
Leasehold improvements	—	—	—	23,222	10,691
Computer equipment	136,045	103,933	32,112	33,535	38,016
Bag plates and artwork	337,634	306,923	30,711	42,857	34,707
Automotive equipment	902,519	517,052	385,467	406,574	416,105

	$17,424,425	$8,365,617	$9,058,808	$8,777,889	$9,509,709

4.	Assets Under Capital Leases

	December 31,			December 31,	September 30,
	2004			2003	2004
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Equipment	$3,848,864	$1,438,525	$2,410,339	$2,137,458	$2,895,467
Office equipment	—	—	—	4,359	793

	$3,848,864	$1,438,525	$2,410,339	$2,141,817	$2,896,260

5.	Other Assets

	December 31,	December 31,	September 30,
	2004	2003	2004
Goodwill, net of accumulated amortization of $51,318	$21,995	$21,995	$21,995
(December 31, 2003 - $51,318; September 30, 2004 - $51,318)

Trademarks, net of accumulated amortization of $21,394	9,566	12,662	10,340
(December 31, 2003 - $18,298; September 30, 2004 - $20,620)

Technology license, net of accumulated amortization of $643	836	914	856
(December 31, 2003 - $643; September 30, 2004 - $701)

	$32,397	$35,571	$33,191

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

6.	Demand Loans, Secured

At December 31 2004, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities with the Royal Bank of Canada. The credit facilities include a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”) plus 1.5% per annum, a peak period revolving demand loan of $250,000 bearing interest a RBP plus 2.0% per annum. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (see Note 9). The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. The Company was in compliance with these covenants at December 31, 2004.

At December 31, 2004, borrowings outstanding on the operating lines of credit were $780,000 (December 31, 2004 $580,000; September 30, 2004 - $430,000).

7.	Long Term Debt

	December 31,	December 31,	September 30,
	2004	2003	2004
Notes bearing interest at rates ranging from 0% to 7.03% per annum and are repayable in up to 60 monthly installments of principal and interest through 2009, collateralized by the related equipment.	$2,141,684	$2,313,224	$2,685,985

Mortgage payable bearing interest at 5.95% per annum and repayable in 35 monthly installments of Cdn $30,291 (US $25,237) including interest.	656,418	1,049,052	774,108

Promissory note payable bearing interest at the 30-day London Interbank Offered Rate (“LIBOR”) plus 3.5% repayable in full on February 28, 2005 (the note was repaid in full on October 13, 2004).	—	—	378,405

	2,798,102	3,362,276	3,838,498

Less: Principal due within one year	(919,099)	(1,127,995)	(1,553,047)

Long-term portion	$1,879,003	$2,234,281	$2,285,451

The mortgage and promissory notes are secured by a first charge on the mortgaged property and a first security interest in all the assets of the Company’s subsidiary CRRI supported by guarantees of related companies. The mortgage and certain of the notes contain restrictive covenants, including, among others, a debt service coverage ratio and a debt to worth ratio. The Company was in compliance with or obtained a waiver for all of these covenants as of December 31, 2004.

Principal obligations due within the next five years are as follows:

2005	$919,099
2006	887,210
2007	449,698
2008	416,064
2009	126,031

$2,798,102

8.	Obligations Under Capital Leases

Capital lease obligations consist of leases on mobile equipment and office equipment, repayable over varying terms from 36 to 62 months at interest rates ranging from 5.25% to 12.99% per annum. Future minimum lease payments are as follows:

2005	$685,658
2006	677,372
2007	472,294
2008	291,683
2009	200,615

Minimum lease payments	2,327,622
Less: amounts representing interest	251,514

Present value of obligations under capital leases	2,076,108

Less: principal due within one year	574,496

$1,501,612

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

9.	Loans Payable

By loan agreements, and as amended, between the Company and two of its directors and officers, the Company has borrowed a total of $2,268,673 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. In addition to the security listed below, the Company provided one of the directors with a guarantee and postponement of claim supported by a registered charge over the assets of its US subsidiaries and agreed to repay note principal subject to certain conditions (see Commitments - Note 13). At December 31, 2004, $93,939 ( December 31, 2003 - nil; September 30, 2004 - $173,939) of the loan principal is to be paid to the director on or before February 28, 2005.

On April 1, 1999, the Company borrowed $300,000 from a shareholder of the Company to meet the Company’s short-term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5 per annum, payable monthly. The company repaid $150,000 of the loan on October 22, 2002.

The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, BC property. The loans are subrogated to the Royal Bank of Canada debt (note 6). While the terms of repayment for the loans are on a demand basis, the lenders will not call for repayment of the debts on or before December 31, 2005.

10.	Share Capital

(a)	Authorized: 50,000,000 common shares, no par value

(b)	Issued and fully paid:

	December 31, 2004		December 31, 2003		September 30, 2004
	Number	Stated	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital	of Shares	Capital
Balance, beginning of period	10,247,199	$16,110,290	9,994,299	$15,976,859	9,994,299	$15,976,859
Issued during the period:
Exercise of options for cash	—	—	142,900	55,731	152,900	58,431
For financing services					100,000	75,000

	10,247,199	16,110,290	10,137,199	16,032,590	10,247,199	16,110,290
Share issue expenses	—	(653,777)	—	(653,777)	—	(653,777)

Balance, end of period	10,247,199	$15,456,513	10,137,199	$15,378,813	10,247,199	$15,456,513

(c)	The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise Price
	of Shares	per Share	Expiry Date
Directors	402,500	0.60	March 14, 2007
Employees *	127,000	0.27	February 15, 2005
Employees **	180,000	0.60	March 14, 2007
Employees ***	60,000	0.44	July 7, 2009

	769,500

*	117,500 of these options were exercised for cash and 9,500 expired unexercised, or were cancelled subsequent to December 31, 2004.

**	4,000 of these options were cancelled subsequent to December 31, 2004.

***	This option vested as to 20,000 shares on December 31, 2004, and will vest as to 20,000 shares each on December 31, 2005 and 2006 provided, in each case, that the employee is employed by the Company on the vesting date.

A summary of the stock option activity for the current period is as follows:

		Weighted
		Average
		Exercise
	Shares	Price
Outstanding at October 1, 2004	771,500	$0.53
Granted	—	—
Cancelled	(2,000)	$0.60
Exercised	—	—

Outstanding at December 31, 2004	769,500	$0.53

Options outstanding and exercisable at December 31, 2004 are as follows:

				Weighted	Weighted
				Average	Average
			Average	Exercise	Exercise
Range of			Remaining	Price on	Price on
Exercise	Number	Number	Contractual	Outstanding	Outstanding
Prices	Outstanding	Exercisable	Life (years)	Options	Options
$0.27 - $0.60	769,500	729,500	2.00	$0.53	$0.54

On March 4, 2003, the Company adopted a share option plan subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 common shares of the Company are issuable under the plan, including the 769,500 options currently outstanding.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

11. Related Party Transactions

Included in accounts payable and accrued liabilities at December 31, 2004 were amounts aggregating $713,074 (December 31,2003 - $433,112; September 30, 2004 - $627,065) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to loans, as detailed in Note 9, the Company entered into the following transactions with the directors of the Company:

	December 31,	December 31,	September 30,
	2004	2003	2004
Management remuneration	$74,098	$68,765	$597,649
Interest and loan fees	47,602	46,025	255,105

	$121,700	$114,790	$852,754

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice.

12. Geographically Segmented Information

For the period ended December 31, 2004	Canada	United States	Elimination	Consolidated
Revenue
Bulk	$102,457	$169,739	$—	$272,196
Packaged products	95,196	—		95,196
Tipping and processing fees	34,101	6,771,771		6,805,872
Inter-segment	136,141	65,048	(201,189)	—

	367,895	7,006,558	(201,189)	7,173,264

Expenses
Inter-segment	46,988	154,201	(201,189)	—
Other	617,455	5,523,686		6,141,141

	664,443	5,677,887	(201,189)	6,141,141

Earnings (loss) before income taxes	(296,548)	1,328,671	—	1,032,123
Income taxes	—	511,521	—	511,521

Earnings (loss) from continuing operations	(296,548)	817,150	—	520,602
Loss from discontinued operations, net of tax	—	15,027	—	15,027

Net earnings (loss) for the year	$(296,548)	$832,177	$—	$535,629

	Canada	United States	Consolidated
Assets
Property, plant & equipment	$1,624,689	$9,844,458	$11,469,147
Other	998,387	7,096,647	8,095,034

	$2,623,076	$16,941,105	$19,564,181

Property, Plant & Equipment and assets acquired under capital lease - Current Expenditures	$—	$—	$—

For the period ended December 31, 2003	Canada	United States	Elimination	Consolidated
Revenue				—
Bulk	$63,408	$331,438		394,846
Packaged products	147,306	—		147,306
Tipping and processing fees	60,831	4,271,376		4,332,207
Inter-segment	179,589	156,209	(335,798)	—

	451,134	4,759,023	(335,798)	4,874,359

Expenses
Inter-segment	48,480	287,318	(335,798)	—
Other	646,667	4,108,039		4,754,706

	695,147	4,395,357	(335,798)	4,754,706

Earnings (loss) before income taxes	(244,013)	363,666	—	119,653
Income taxes	—	151,619	—	151,619

Earnings (loss) from continuing operations	(244,013)	212,047	—	(31,966)
Loss from discontinued operations, net of tax	—	21,579	—	21,579

Net earnings (loss) for the year	$(244,013)	$233,626	$—	$(10,387)

	Canada	United States	Consolidated
Assets
Property, plant & equipment	$1,791,498	$9,128,208	$10,919,706
Other	1,222,675	4,973,624	6,196,299

	$3,014,173	$14,101,832	$17,116,005

Property, Plant & Equipment and assets acquired under capital lease - Current Expenditures	$17,581	$758,532	$776,113

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

12. Geographically Segmented Information (continued)

For the year ended September 30, 2004	Canada	United States	Elimination	Consolidated
Revenue
Bulk	$597,299	$1,060,045	$—	$1,657,344
Packaged products	2,004,593	—		2,004,593
Tipping and processing fees	301,164	20,573,625		20,874,789
Inter-segment	971,419	548,727	(1,520,146)	—

	3,874,475	22,182,397	(1,520,146)	24,536,726

Expenses
Inter-segment	201,809	1,318,337	(1,520,146)	—
Other	4,226,996	18,279,604		22,506,600

	4,428,805	19,597,941	(1,520,146)	22,506,600

Earnings (loss) before income taxes	(554,330)	2,584,456	—	2,030,126
Income taxes	—	1,020,096	—	1,020,096

Earnings (loss) from continuing operations	(554,330)	1,564,360	—	1,010,030
Loss from discontinued operations, net of tax	—	(181,338)	—	(181,338)

Net earnings (loss) for the year	$(554,330)	$1,383,022	$—	$828,692

			Consolidated
	Canada	United States	Total
Assets
Property, plant & equipment	$1,674,403	$10,731,566	$12,405,969
Other	852,535	7,384,124	8,236,659

	$2,526,938	$18,115,690	$20,642,628

Property, Plant & Equipment and assets acquired under capital lease - Current Expenditures	$59,218	$4,252,211	$4,311,429

13. Commitments

(a)	CRRI has entered into an employment agreement with a certain member of management for an indefinite period. This agreement provides for a total monthly salary of approximately Cdn $12,003 (US$ 10,000) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases at the discretion of the Company.

(b)	The Company has entered into operating leases for certain machinery, equipment and office space. Rental expense under these leases was approximately Cdn$386,044 (including US$297,621) for the three months ended December 31, 2004. Minimum future rental payments under these leases are as follows:

2005	$1,051,767
2006	530,507
2007	236,332
2008	—
2009	—

$1,818,606

(c)	Pursuant to an agreement with one of its directors (see Note 9), the Company has committed to make principal repayments on his loan on or before February 28th of the year following, equivalent to 10% of its annual consolidated pre-tax profit, subject to certain restrictions.

14. Contingent Liabilities

The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract.

15. Income Taxes

The provision for income taxes from continuing operations is comprised of the following:

	December 31,	December 31,	September 30,
	2004	2003	2004
Income tax from US operations	$521,400	$163,902	$1,020,096
Income tax recovery from Canadian operations	(103,792)	(122,006)	(508,000)

	417,608	41,896	512,096
Valuation allowance on Canadian operations	103,792	122,006	508,000

Income tax expense	$521,400	$163,902	$1,020,096

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

15. Income Taxes (continued)

At December 31, 2004, management is of the opinion that the “more likely than not” criteria have been met with respect to the U.S. operations and in accordance with generally accepted accounting principles, the Company has recognized the future income tax (“FIT”) benefits arising from loss carry-forwards of prior years and other timing differences. The future income tax recovery has resulted from the recognition of the FIT assets in the current year.

With respect to the Canadian operations, management has claimed a valuation allowance equal to future income tax benefits arising from their loss carry forwards, reflecting the position that these tax assets, more likely than not, will not be realized.

At December 31,2004, the Company had, for Canadian tax purposes, operating losses aggregating approximately $2,888,000.

These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

2005	$1,550,000
2006	740,000
2007	—
2008	20,000
2009	—
2010	70,000
2014	508,000

$2,888,000

The net operating losses available to offset future revenues of the US operations are approximately US$66,030 and expire at various times through 2021.

16. Discontinued Operations

During 2004, the Company elected to cease operations of Greencycle and focus its efforts on its Florida operations.

The operations continue to be wound down during the first half of fiscal 2005, and as such, the results of its operations are presented as discontinued operations on a comparative basis.

The following summarizes the significant items removed from continuing operations on a comparative basis for the three months ended December 31, 2004 and 2003.

	2004	2003
Revenue	$245,215	$702,469
Equipment rentals and administrative costs charged by Florida	(14,156)	(113,936)
Greencycle’s share allocated costs from parent	(36,625)	(36,762)
Other expenses	(179,407)	(530,192)

Earnings net of income taxes	$15,027	$21,579

The following summarizes the assets and liabilities of Greencycle as of December 31,2004, included in the accompanying consolidated balance sheet.

Cash	$97,951
Accounts receivable	24,983
Property, plant and equipment	510
Other assets	4,429
Accounts payable and accrued expenses	87,276
Payable to affiliates	58,081
Deferred revenue	—

The Company has recorded $12,279 (US$10,230) in exit costs to be incurred upon the completion of its remaining commitments. These costs are included in accounts payable and accrued expenses above and no additional incremental costs are anticipated.

Upon the completion of Greencycle’s commitments, all remaining net assets and personnel will be absorbed into the Florida operations.

17. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash, accounts receivable, prepaid expenses and deposits, bank indebtedness, demand loans, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

18. Subsequent events

The following events took place subsequent to December 31, 2004:

(a)	Exercise of options 117,500 Employee stock options were exercised for cash at the option price of $0.27 each.

(b)	Purchase Commitment CRRI has entered into agreements to purchase transport equipment worth approximately C$688,000 (US$573,000) which it expects to finance at prevailing market rates.

19. Comparative Figures

Certain 2003 comparative amounts have been reclassified to conform with the financial statement presentation adopted for the current year.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Cost of Sales
For the three months ended December 31, 2004 and 2003

Direct Materials
Inventory, beginning of period	$618,784	$739,180
Purchases of direct materials and subtrades	291,715	211,480
Testing	4,131	7,298

Cost of direct materials available for use	914,630	957,958
Less: Inventory, end of period	(597,665)	(713,394)

Direct materials used	316,965	244,564

Direct labour	980,503	842,326

Manufacturing overhead	2,497,293	1,897,009

Manufacturing costs incurred for the period	3,794,761	2,983,899
Work-in-process, beginning of period	35,714	26,458

	3,830,475	3,010,357
Less: Work-in-process, end of period	(48,416)	(28,956)

Cost of goods manufactured	3,782,059	2,981,401

Finished goods, beginning of period	104,744	161,245

	3,886,803	3,142,646
Less: Finished goods, end of period	(171,197)	(263,441)

	$3,715,606	$2,879,205

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Direct Selling Expenses
For the three months ended December 31, 2004 and 2003

Advertising	$2,092	$(226)

Amortization - bag plates and artwork	3,996	4,631

Automobile	1,650	1,650

Bad debts	4,175	10,379

Commissions	2,100	2,100

Discounts and allowances	(317)	918

Entertainment and promotion	133	1,973

Freight out	1,003,585	738,317

Marketing consulting	6,559	12,918

Miscellaneous	10,541	6,367

Travel	125,807	80,487

	$1,160,321	$859,514

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated General and Administrative Expenses
For the three months ended December 31, 2004 and 2003

Advertising	$4,521	$8,707

Amortization	105,886	64,562

Automobile	8,221	7,589

Bank charges and interest	2,581	2,143

Business taxes, licenses and fees	18,283	26,859

Consulting fees	36,928	36,216

Education and training	6,806	2,794

Entertainment and promotion	14,288	12,861

Foreign exchange loss	35,168	4,277

Insurance	6,790	6,568

Interest on long-term debt	130,857	109,530

Management remuneration	63,004	58,728

Miscellaneous	11,033	15,428

Office and stationery	29,751	42,269

Professional fees	42,908	60,817

Rent and office services	1,436	10,251

Shareholder relations	6,428	6,450

Stock-based compensation	1,017	—

Telephone	38,197	34,890

Transfer agent and filing fees	1,616	2,740

Travel	17,134	13,461

Wages and benefits	819,391	491,753

	$1,402,244	$1,018,893

Prepared by Management

March 1, 2004
MANAGEMENT DISCUSSION AND ANALYSIS

First Quarter 2005, For the Three Months Ended December 31, 2004

Background

Consolidated Envirowaste Industries Inc. (the “Company”) is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. Directly and indirectly through its subsidiaries, the Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers, and pulp and paper mills in the US as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers. The Company’s Canadian Operations are comprised of itself and a wholly-owned subsidiary, The Answer Garden Products Ltd. (“Answer”) both of Abbotsford, British Columbia and a division-Red River Soils (“Red River”) based in Winnipeg, Manitoba. The Company’s US Operations are controlled by a wholly-owned subsidiary, Envirowaste International Inc. (“EII”), which in turn controls two wholly-owned subsidiaries-Consolidated Resource Recovery Inc. (“CRR (Florida)” based in Sarasota, Florida, and Consolidated Resource Recovery Inc. (“CRR (Georgia)”), based in Atlanta, Georgia.

This MD&A should be read in conjunction with Consolidated Envirowaste Industries Inc.’s unaudited consolidated financial statements for the three months ended September 30, 2004 and related notes. These financial statements are reported in Canadian currency and have been prepared in accordance with Canadian generally accepted accounting principles. Information on the Company’s outstanding shares and segment information for the Company’s two business units-Canadian and US Operations and information on are presented in Notes 10 and 12 respectively of the financial statements. Readers are also directed to the annual audited financial statements, related notes and management discussion and analysis for the year ended September 30, 2004, all of which are available to readers on SEDAR at www.sedar.com.

As this is our first MD&A under the new pronouncement-National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators-we will be providing information from our latest fiscal year ended September 30, 2004 in our 2005 first quarter management discussion and analysis.

Overall Performance for Fiscal 2004

During the latter part of the 2004 fiscal year, the Company elected to wind down the operations of its Georgia subsidiary as it substantially curtails its activities and completes its obligations early in the 2005 fiscal year. The results of its operations are presented separately as discontinued operations on a comparative basis (see Note 16).

The following table presents selected information from our annual audited financial statements for the past three fiscal years ended September 30th. Variations in operating results can be attributed to improving economic conditions, weather patterns, and currency translation. Income before discontinued

operations for the fiscal year ended September 30, 2002 is unusual in that the Company had pre-tax earnings of $1,538,302, did not incur income taxes as a result of utilization of prior years’ losses carried forward, and had a $610,000 recovery of income taxes from the recognition of future income tax benefits arising from these loss carry-forwards.

Table of Selected Annual Information

	September 30,	September 30,	September 30,
	2004	2003	2002
Total revenues	$24,536,729	$21,588,964	$25,426,066

Income before discontinued operations	$1,010,030	$530,898	$2,300,298

Earnings per share-basic	$0.10	$0.05	$0.23

Earnings per share-diluted	$0.10	$0.05	$0.23

Net income	$828,692	$341,731	$2,148,357

Earnings per share-basic	$0.08	$0.03	$0.22

Earnings per share-diluted	$0.08	$0.03	$0.21

Weighted average number of common shares outstanding-basic	10,176,801	9,987,789	9,949,245

Weighted average number of common shares outstanding-diluted	10,213,676	10,114,529	10,085,085

Total assets	$20,642,628	$16,871,494	$15,965,306

Total long-term liabilities	$7,269,824	$6,212,584	$5,553,603

Dividends declared per share	$0.00	$0.00	$0.00

Revenue from continuing operations increased 13% to $24.5 million in fiscal year 2004 from $21.6 million in 2003. Gross margins improved 4% and net income after tax from continuing operations for the year ended September 30, 2004 nearly doubled to $1,010,030 or $0.10 per share ($0.10 fully-diluted) compared to $530,898 or $0.05 per share ($0.05 fully-diluted) from continuing operations for the fiscal year ended September 30, 2003. The loss from discontinued operations net of tax recoveries was relatively unchanged at $181,338 or $0.02 per share ($0.02 fully-diluted) compared to an after tax loss of $189,167 or $0.02 per share ($0.02 fully-diluted) for the 2003 fiscal year. Overall income after income tax for fiscal year 2004 rose 42% to $828,692 or $0.08 per share ($0.08 fully-diluted).

The improvement in operating results can be largely attributed to our US operations which had higher sales from a recovering private sector and storm activity late in the year, and improved operational efficiencies. These results were dampened by the continuing rise in the strength of the Canadian dollar compared to its US counterpart. Currency translation differences between the two fiscal years had the effect of reducing the revenue increase by almost C$2.2 million dollars, net earnings form continuing operations by approximately C$149,000, and overall net earnings including discontinued operations by about C$135,000. This has been a recurring trend affecting comparative results since the last three quarters of the fiscal year ended September 30, 2003. The Company estimates that for every $0.10 change in the Canadian dollar versus its US counterpart, revenue is affected by approximately C$1.6 million and net after tax earnings by about C$103,000 or $0.01 per share ($0.01 fully diluted). Income from continuing operations was also affected by results in our Canadian operations which continued to operate at core levels during fiscal 2004 as the Canadian packaged soil market experienced vendor and supplier consolidations during the 2002 to 2004 fiscal periods.

The Company generated $4.4 million in cash flows from operating activities after changes in non-cash working capital items and improved cash and equivalents by more than $1 million for the year ended September 30, 2004 compared to the year ended September 30, 2003. Abnormally high year end receivable, accounts payable and deferred revenue balances in our US operations from two major storms during the last six weeks of the 2004 fiscal year accounted for a net increase of $143,000 in cash flows resulting from changes in these working capital items compared to the previous fiscal year. Year-end accounts payable and accrued liabilities totals over those of the previous year, also increased from higher accrued incentive compensation commensurate with our improved operational results for the current year. Other increases in 2004 cash flows originating from changes in working capital compared to 2003 can be attributed to a reduction in inventories to match lower demand in our Canadian operations and a $174,000 addition to current liabilities representing new repayment terms from the consolidation of a director’s loans during fiscal 2004. Cash and cash equivalents were replenished during fiscal year 2004 compared to 2003 when the Company used internally generated funds to construct its Florida facility.

Quarterly Results

On a revenue increase of 47%, a 667% increase in operating income, and a 763% increase in pre-tax net income from continuing operations, the Company reported net income from continuing operations for the three months ended December 31, 2004 of $520,602 or $0.05 per share ($0.05 per share diluted) compared to a net loss from continuing operations of $31,966 or $0.00 per share ($0.00 per share diluted) for the three months ended December 31, 2003.

Overall net income rose $546,000 to $535,629 or $0.05 per share ($0.05 per share diluted) for the first quarter of 2005 compared to a loss of $10,387 or $0.00 per share ($0.00 per share) for the three months ended December 31, 2003.

While results of the Canadian operations reflected expected seasonal values, the momentum carried over from the hurricanes occurring late in our 2004 fiscal year increased all aspects of our operating results, cash flows and cash position, producing our strongest first quarter results in several years.

Revenue from continuing operations in our US unit was 62% higher in the first quarter of fiscal 2005 compared to the first quarter of 2004 in terms of US funds. Higher operating efficiencies from the increased activity produced a 6.5% improvement in gross margins compared to the first three months of fiscal 2004. As the Canadian dollar peaked in late November to mid December against its US counterpart, the US operations in terms of Canadian funds translated to a 51% increase in revenue, and a 6.4% increase in operating margins. With the focus on simply processing the huge volume of incoming material from the storms, bulk sales derived from removal of the end-product suffered as a result. Our

CRR(Georgia) subsidiary, presented as discontinued operations in our operating results, completed its processing and site remediation commitments by the end of the quarter. The unit will man a weigh scale as a courtesy to one of its customers for the next three months and then be wound up.

The Company continued to generate strong cash flows from its operations during the three months ended December 31, 2004-up $674,896 over the same quarter last year to $971,260. After changes in working capital items, the Company generated cash flows of $796,380 in its first quarter of 2005 compared to $622,625 compared to the first quarter last year-an increase of nearly 28%. Our cash position increased just over $353,000 for the quarter compared to only $9,987 for the comparable period last year and our cash position doubled to $2,766,969 compared to $1,331,363 at December 31, 2003. In our US operations, we used approximately $244,000 (US$ 203,490) of our cash to pay down early some older, more expensive equipment notes, as well as approximately $360,000 (US $300,000) to pay out a line of credit early. This line had been used to acquire an operating site property in fiscal 2004 and was payable on or before February 28, 2005. Disposal proceeds from leased equipment were used to retire one of our capital lease obligations during the quarter.

The table below provides selected information derived from the Company’s financial statements for each of the eight most recently completed quarters for our fiscal year ends September 30, 2004 and 2003:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,
Quarter ended:	2004	2004	2004	2003	2003	2003	2003	2002
Total revenues	$6,794,411	$7,383,221	$5,484,735	$4,874,359	$4,513,838	$7,366,287	$5,016,739	$4,692,100

Income (loss) before discontinued operations	$361,326	$651,060	$29,610	($31,966)	($133,916)	$696,393	$138,577	($170,156)

Earnings (loss) per share-basic	$0.04	$0.06	$0.00	($0.00)	($0.01)	$0.07	$0.01	($0.02)

Earnings (loss) per share-diluted	$0.04	$0.06	$0.00	($0.00)	($0.01)	$0.07	$0.01	($0.02)

Net income (loss)	$249,379	$497,725	$91,975	($10,387)	($247,124)	$688,366	$97,876	($197,387)

Earnings (loss) per share-basic	$0.02	$0.05	$0.01	($0.00)	($0.03)	$0.07	$0.01	($0.02)

Earnings (loss) per share-diluted	$0.02	$0.05	$0.01	($0.00)	($0.03)	$0.07	$0.01	($0.02)

Weighted average number of common shares outstanding-basic	10,247,199	10,247,199	10,197,748	10,016,044	9,994,299	9,994,299	9,986,299	9,976,299

Weighted average number of common shares outstanding-diluted	10,284,074	10,258,535	10,209,084	10,057,702	10,133,484	10,213,676	10,151,666	10,112,139

The reader will note that our first quarter of 2005 is not typical of our first quarters; although the quarter ended December 31, 2003 did have revenues above the norm from storm work. Our business, and particularly the Canadian operations which derive almost 82% of their revenues in the 2nd and 3rd quarters during the spring/summer growing season, is subject to seasonal patterns. To a lesser extent, our US operations are subject to the same seasonal patterns given that the material we process is green waste which is more abundant in the spring and summer months, while both units’ processing efficiency declines during cold or wet periods.

Liquidity

Results from the quarter have strengthened the Company’s balance sheet. Working capital at December 31, 2004 is 1.52:1 compared to 1.4:1 at this time last year-normally when working capital is at its lowest level. Debt to equity is 1.48:1 compared to 1.56:1 at December 31, 2003 and 1.59:1 at our most recent fiscal year end, September 30, 2004. Recent results have not only strengthened the balance sheet through the payout of debt, it allows the Company to enhance future earnings and cash flow by reducing interest costs and reducing debt service obligations. It also provides the Company with future borrowing capacity, should strategic investment opportunities arise.

Although the majority of the Company’s financial instruments (cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities etc.) are denominated in US funds, and are subject to exchange rate fluctuation risk versus the Canadian dollar, management is of the opinion that, in the near term, US and Canadian exchange rates will be relatively stable compared to the last two years.

Capital Resources

At present, the Company has adequate internal resources to fund working capital requirements and operating lease commitments (Note 13). In addition to these, CRR (Florida) has entered into a purchase commitment subsequent to December 31, 2004 to purchase additional transport equipment worth approximately C$688,000 (US$573,000) which it expects to fund through a combination of internal resources and either bank or other commercial credit sources at prevailing rates. Any additional equipment expenditures, if deemed appropriate, will be financed similarly. Subsequent to December 31, 2004, the Company received $31,725 in proceeds from the exercise of 117,500 employee stock options.

Off-Balance Sheet Arrangements

The Company does not have any such arrangements at present or contemplated in the future.

Transactions with Related Parties

As detailed in Notes 9 and 11 of the financial statements, the Company has loans payable to two of its directors and officers as well as contractual employment amounts payable to them for accrued remuneration, accrued interest, and expense reimbursements consistent with standard business practice.

Financial Instruments and Other Instruments

As described above, management is of the opinion that the Company does not face any undue risk from its financial instruments. The Company does not participate in any hedging or forward contract programs.

Outlook

The Company will continue to benefit from the storm activity early into its second quarter-albeit to a much lesser degree, and return to normal operating levels. Weather patterns and competitive pressures have yet to play their roles in the spring season; however we expect a continuation of volatile weather conditions and increasing competition in the Western Canadian packaged soil markets. The Company will continue efforts to optimize operations and seek new growth opportunities.

Forward-Looking Statements

This report contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks include, among others: general economic and business conditions, weather factors, competition and product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company’s annual statutory report.

[signed]	[signed]

James E. Darby	Douglas R. Halward
Chairman and Chief Executive Officer	President